28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Overview
NovoMoto sells high-quality solar systems for off-grid homes and small businesses in Sub-Saharan Africa. The systems transform customers' lives! Customers use our systems to improve how their children study, boost their business activities & save money. NovoMoto's systems are made affordable with payment plans. They are secured with technology that enables customers to use electricity only when they are up to date with their payments. All NovoMoto systems include customer service & a warranty.
Our goal is to bring reliable electricity to 1 million customers across multiple markets in Sub-Saharan Africa. To date, we have done over 600 installations. Our Goal for 2021 is to do 3000 total installations.

Milestones
Novomoto LLC was organized in the State of Wisconsin in November 2015.
Since then, we have:
- Opportunity to invest in $25B energy market in sub-Saharan Africa
- Invest in a first mover in the off-grid solar market in D.R. Congo with the goal of bringing electricity to 1 million families by 2026
- Completed over 600 solar installations for customers in D.R. Congo
- More than 3000 people have access to electricity from NovoMoto's installed systems
- More than $95,000 savings in 5 years provided to our customers

Historical Results of Operations
Details are shared in page 2 of this document.

Liquidity & Capital Resources
To-date, the company has been financed with $230,000 in debt and $950,000 convertibles. We will likely require additional financing in excess of the proceeds from the Offerings we had to date in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we don't have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses
Novomoto LLC cash in hand is $195,000, as of the end of 2020. Over the last three months, cash revenues have averaged $3,000/month, cost of goods sold has averaged $3,000/month, and operational expenses have averaged$20,000/month, for an average burn rate of $20,000

per month. Our intent is to be profitable (operationally break-even) in 12 months. If need be, we are able to pause short-term operations to limit our burn rate.